UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Convocation Notice of the 18th Annual General Meeting of Shareholders

Table of Contents

Letter from the Board

Convocation Notice of the 18th Annual General Meeting of Shareholders

Meeting Agendas

Agenda Item No. 1  Approval of Financial Statements
(Including Statements of Appropriation of retained earnings)

Agenda Item No. 2  Approval of Revision to Articles of Incorporation

Agenda Item No. 3  Appointment of Directors
(1 Non-Executive Director, 8 Outside Directors)

Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Jin Ok-dong

Agenda Item No. 3-2 Outside Director Candidate : Mr. Park Ansoon

Agenda Item No. 3-3 Outside Director Candidate : Mr. Park Cheul

Agenda Item No. 3-4 Outside Director Candidate : Mr. Byeon Yang-ho

Agenda Item No. 3-5 Outside Director Candidate : Mr. Lee Manwoo

Agenda Item No. 3-6 Outside Director Candidate : Mr. Lee Yoon-jae

Agenda Item No. 3-7 Outside Director Candidate : Mr. Philippe Avril

Agenda Item No. 3-8 Outside Director Candidate : Mr. Huh Yong-hak

Agenda Item No. 3-9 Outside Director Candidate : Mr. Yuki Hirakawa

Agenda Item No. 4  Appointment of Outside Director who will serve as Audit Committee Member
- Outside Director Candidate : Mr. Sung Jae-ho

Agenda Item No. 5  Appointment of Audit Committee Member(2 members)

Agenda Item No. 5-1 Audit Committee Member Candidate : Mr. Lee Manwoo

Agenda Item No. 5-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

Agenda Item No. 6  Approval of the Maximum Limit on Director Remuneration

Additional Information

I.	Number and Classification of Voting Shares
II.	Method of Resolutions
III.	Members of the Board of Directors after the 18th Annual General Meeting of Shareholders
IV.	Corporate Governance Overview
V.	Committees of the Board of Directors
VI.	Related Party Transactions

Exhibit 99.1 Separate Financial Statements

Exhibit 99.2 Consolidated Financial Statements

Letter to the Shareholders

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 04513, Korea

February 26, 2019

Dear Shareholders,

Thank you for your continued investment in Shinhan Financial Group. On behalf of our Board of Directors, I would like to invite you to attend our upcoming Annual General Meeting (“AGM”) on Wednesday March 27th. The AGM will be held at Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea. Shinhan Financial Group achieved record high net profit in fiscal year 2018 through strong earnings growth across banking and non-banking subsidiaries. In addition, the Group also made a series of successful M&As last year and Orange Life Insurance, one of the acquisitions we made, joined Shinhan Financial Group as a direct subsidiary on February 1, 2019. The AGM offers a valuable opportunity for you to meet the members of our Board and senior management and review the performance of Shinhan FG. We encourage and value your participation and exercising the right to vote. I am also looking forward to updating you on the progress of our strategy delivery and hearing your questions on Shinhan FG’s performance and prospects.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not.

The Board believes sound corporate governance is crucial to our development in the long term and aspires to a high standard of governance. The Company adopts a transparent and robust nomination process that allows us to evaluate directors per a set of qualitative and quantitative factors so as to select a Board of Directors to the greatest benefit of our shareholders. This year, we are expecting to add four new outside directors, Messrs. Byeon Yang-ho, Sung Jae-ho, Huh Yong-hak and Lee Yoon-jae, who we believe will bring their vast experience in their fields of work and add great value to our Board. Details on the background information of director nominees standing for election/re-election can be found in this circular.

Additionally, we have provided in this circular background information to the resolutions to be proposed at the AGM including explanatory statement for relevant proposals, and information on voting and other issues relating to the AGM. Among other agenda items, with respect to “Agenda 2. Approval of Revision to Articles of Incorporation,” the creation of contingent convertible capital securities is a clarification on the type of convertible bond that the board is authorized to issue and such creation is to improve the company’s capital adequacy in the unlikely event of insolvency. Such amendments are meant to better protect shareholders’ interest, and do not entail any increase in existing issuance limit. The Board hopes shareholders find all the background information useful and have a better understanding of their rights and can make an informed decision.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board unanimously recommends you to vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,

On behalf of the Board

Cho Yong-byoung

Chairman & CEO of Shinhan Financial Group

Convocation Notice of the 18th Annual General Meeting of Shareholders

Notice is hereby given that the 18th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1.	Date and Time: March 27, 2019 10 A.M. in Seoul time.
2.	Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2018 (January 1, 2018 - December 31, 2018)
2)	Approval of Revision to Articles of Incorporation
3)

Appointment of Directors (1 Non-Executive Director, 8 Outside Directors)
3-1) Non-Executive Director Candidate : Mr. Jin Ok Dong
3-2) Outside Director Candidate: Mr. Park Ansoon
3-3) Outside Director Candidate: Mr. Park Cheul
3-4) Outside Director Candidate: Mr. Byeon Yang-ho
3-5) Outside Director Candidate: Mr. Lee Manwoo
3-6) Outside Director Candidate: Mr. Lee Yoon-jae
3-7) Outside Director Candidate: Mr. Philippe Avril

3-8) Outside Director Candidate: Mr. Huh Yong-hak

3-9) Outside Director Candidate: Mr. Yuki Hirakawa

4)	Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate: Mr. Sung Jae-ho

5)	Appointment of Audit Committee Member (2 members)

5-1) Audit Committee Member Candidate: Mr. Lee Manwoo

5-2) Audit Committee Member Candidate: Mr. Lee Yoon-jae

6)	Approval of the Maximum Limit on Director Remuneration

Meeting Agendas

Agenda Item No. 1  Approval of Financial Statements
(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2018 (January 1, 2018 - December 31, 2018), including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2018.

Business Results for FY 2018 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary businesses of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems and etc.

As of December 31, 2018, Shinhan Financial Group consists of 14 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 26 indirect subsidiaries.

During the fiscal year of 2018, Shinhan Financial Group received annual dividend for FY 2017 from its subsidiaries that amounts KRW 1,407.7 billion in total.  In addition, as the owner of ‘Shinhan’ brand trademark, Shinhan Financial Group received brand fees from users of our brand and recognized brand fee income of total KRW 49.8 billion in 2018.

Business Results of FY 2018 (consolidated basis)

For the fiscal year 2018, Shinhan Financial Group recorded KRW 3,156.7 billion of consolidated net income attributable to equity shareholders, the record high net profit since its inception.

Group net income increased by 8.2% year-on-year attributed to earnings growth across banking and non-banking subsidiaries.

Interest income increased by 9.4% year-on-year attributed to resilient loan growth coupled with continuing margin improvement. Fee income increased by 13.3% year-on-year based on the robust growth in brokerage fees and sales of trust products despite concerns over credit card merchant fee cut. On the other hand, non-interest income as a whole only increased by 4.3% year-on-year and this is primarily due to the absence of the non-recurring sales gains from securities disposal in FY17.

Group’s accumulated provision for credit losses increased by 35.7% year-on-year to KRW 738.6 billion, mainly due to write-backs from Shinhan Card in FY17. However, when excluding the write-backs, the Group-level provision declined by 18.7% year-on-year and credit cost has been consistently stabilized attributed to consistent credit risk management and disciplined asset quality control efforts.

(Subsidiaries Income Reflecting SFG Ownership, in KRW bil.)	FY 2018	FY 2017	YoY%
Bank (a)	2,297.9	1,729.4	32.9
Shinhan Bank	2,279.0	1,712.1	33.1
Jeju Bank	18.9	17.3	8.9
Non-Bank (b)	1,050.7	1,371.0	-23.4
Shinhan Card	519.4	913.8	-43.2
Shinhan Investment Corp.	251.3	211.9	18.6
Shinhan Life Insurance	131.0	120.6	8.6
Shinhan BNPP AM	12.3	12.8	-4.2
Shinhan Capital	103.4	87.6	18.0
Shinhan Savings Bank	19.4	16.8	15.4
Shinhan DS	1.3	1.4	-6.4
Shinhan AITAS	8.4	6.5	30.5
Shinhan Credit Information	1.4	0.3	309.7
Shinhan Alternative Investment Management	-0.8	-0.8	n.a.
Shinhan REITs Management	3.6	-	n.a.
SFG (a+b)	3,348.6	3,100.4	8.0
Consolidate Net Income	3,156.7	2,918.8	8.2

The net income contribution from non-bank subsidiaries in 2018 is 31%, down from KRW 1,371.0 billion in 2017 to KRW 1,050.7 billion in 2018. This is also due to the one-off provision write-backs and non-recurring securities disposal gains from Shinhan Card in FY 2017. However, when excluding those one-offs, the net income from non-bank subsidiaries increased by 16%.

Net profits reported by	Net Income Contribution
Shinhan Bank	68%
Shinhan Card	16%
Shinhan Investment Corp.	8%
Shinhan Life Insurance	4%
Other Subsidiaries	4%

Dividend Distribution

We have been making efforts to increase shareholder value through consistent and sustainable shareholder return policy and in connection with these efforts, the BOD has proposed KRW 1,600 dividend per common share for FY2018 and the total dividend amount is KRW 753 bil. (payout ratio : FY2017 23.6% → FY2018 23.9%)

Dividend for Common Stocks	FY2018	FY2017	FY2016	FY2015
Dividend per Share	KRW 1,600	KRW 1,450	KRW 1,450	KRW 1,200
Total Amount of Dividend	KRW 753 bil.	KRW 688 bil.	KRW 688 bil.	KRW 569 bil.
Dividend Payout Ratio	23.9%	23.6%	24.8%	24.0%
Dividend Yield (Based on the Korea Exchange)	3.9%	2.9%	3.1%	2.9%

- Please refer to Exhibit 99.1 and 99.2 for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure provisionally scheduled to be released on 11 March, 2019, allowing shareholders to view the financial statements at least two weeks to review prior to the Annual General Meeting.

Agenda Item No. 2  Approval of Revision to Articles of Incorporation

Voting Item(s)

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on revision to the Articles of Incorporation. Outlined below are the articles as they stand, alongside the proposed amendments. With regards to revisions to Articles 11, 20, 23-2, the creation of contingent convertible capital securities is a clarification on the type of convertible bond that the board is authorized to issue. Such creation is to improve the company’s capital adequacy in the unlikely event of insolvency to protect shareholder interest. Such amendments will not entail any increase in issuance limit. The total face value of contingent convertible bond is subject to KRW 1 trillion, which is the aggregate cap for all types of convertible bonds and is already prescribed in Article 20 of the Shinhan FG’s existing AOI. The remaining revisions are to comply with recent regulation updates in Korea, and to clarify Shinhan FG’s internal approach when there is an outside director/member vacancy in the board or audit committee.

Relevant Articles of the Articles of Incorporation	Reasons for the Amendment
Articles 11, 20, 23-2	Provisions relating to the grounds for the issuance of contingent convertible bonds into common stocks
Articles 4, 10, 16, 19, 19-2, 55	Provisions relating to the Act on Electronic Registration of Stocks, Bonds, Etc. (expected to come into force on September 16, 2019)
Articles 52, 56	Provisions relating to the Act on External Audit of Stock Companies, Etc. (effective as of November 1, 2018)
Articles 36, 51	Provisions relating to addressing the quorum requirement for meetings in case of shortage of Outside Directors and members of the Audit Committee

Current Provisions	Proposed Amendments	Remarks
Articles 1 ~ 3	[No change]
Article 4 (Method of Public Notices) Public notices of the Company shall be made in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun, daily newspapers published in Seoul.

Article 4 (Method of Public Notices)

Public notices of the Company shall be published on its internet homepage (http://www.shinhangroup.com). Provided, however, that if technical difficulties or other issues disrupt publication of notices on the Company’s internet homepage, notices will be published in Maeil Kyongje Shinmun, a daily newspaper published in Seoul.

Amendment proposed to expedite the means for providing prompt and efficient public notices, and to comply with the requirement to provide public notice in advance (one month) of the enforcement of the Act on Electronic Registration of Stocks, Bonds, Etc.

Articles 5 ~ 9	[No change]

Current Provisions	Proposed Amendments	Remarks

Article 10 (Types of Share Certificates)

The share certificates of the Company shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred

(500), one thousand (1,000) and ten thousand (10,000) shares.

Article 10 (Electronic Registration of Rights to be Indicated on Shares and Certificate of Warrants)

The Company shall effect the electronic registration of the rights to be indicated on shares and certificate of warrants in the electronic register of the electronic registry instead of issuing share certificates and certificate of warrants.

New insertion suggested to comply with the requirements of the Act on Electronic Registration of Stocks, Bonds, Etc. and to eliminate the provision on the type of stock certificates.
Article 11 (Convertible Stock) (1)~(3) [No change] (4) [Newly established] (5) [Renumbered]

Article 11 (Convertible Stock)

(4) In case of issuance of stocks which can be converted into the common stock under Paragraph (1), such stocks may be issued on the condition that they shall be converted into common stock issued by the Company upon the occurrence of the event described in any of the sub-paragraphs of Article 23(2) hereof  to the extent that the sum of the aggregate face value thereof and the issue amount of the convertible bonds under Article 20(1) and the issue amount of the Contingent Convertible Capital Securities under Article 23-2(1) hereof shall not exceed one (1) trillion Won. In such case, Article 23-2 hereof shall apply mutatis mutandis with respect to the detailed terms and conditions for the conversion and the allocation of shares.

New insertion suggested to provide grounds to issue contingent convertible bonds into common stocks.

The maximum issue amount of convertible stocks is to be aggregated with a sum of the maximum issue amount of convertible bonds and contingent convertible capital securities.

Paragraph (5) renumbered to new insertion of paragraph (4).

Articles 12 ~ 15	[No change]

Article 16 (Transfer Agent)

(1)~(2) [No change]

(3) The Company’s registry of shareholders or a copy of it shall be kept at the office of the transfer agent.  The transfer agent shall handle the entries of alternations in the registry of shareholders, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other related activities.

(4) [No change]

Article 16 (Transfer Agent)

(3) The Company’s registry of shareholders or a copy of it shall be kept at the office of the transfer agent. The transfer agent shall handle the electronic registration of shares, management of the registry of shareholders and other activities relating to shares.

New insertion suggested to comply with the change in administration of share registration pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc.
Article 17 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others) [Deleted in its entirety]	Article 17 (Deleted)	Deletion is necessary because once the Act on Electronic Registration of Stocks, Bonds, Etc. comes into force, it will no longer be necessary to report shareholder information to the transfer agent.
Article 18	[No change]
Article 19 (Issuance of Corporate Bonds) (1)~(2) [No change] (3) Articles 16 and 17 shall apply to the issuance of corporate bonds. (4) [Deleted]	Article 19 (Issuance of Corporate Bonds) (3) Article 16 shall apply to the issuance of corporate bonds. (4) [Deleted]	Deleted in accordance with the deletion of Article 17.

Current Provisions	Proposed Amendments	Remarks
Article 19-2 [Newly Established]

Article 19-2 (Electronic Registration of Rights to be Indicated on Corporate Bonds)

The Company shall effect the electronic registration of the rights to be indicated on corporate bond certificates and certificate of warrants in the electronic register of the electronic registry instead of issuing the corporate bond certificates and certificate of warrants set forth in Chapter 3.

New insertion suggested to provide grounds for electronic registration of bonds addressed in Chapter 3 (corporate bonds, convertible bonds, bonds with warrants, participating bonds, write-down contingent capital bonds)

Article 20 (Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than existing shareholders of the Company, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed one (1) trillion Won, in any of the following cases:

Article 20 (Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than existing shareholders of the Company, by the resolution of the Board of Directors, to the extent that the sum of the aggregate face value of the bonds and the issue amount of the convertible stocks under Article 11(4) and the issue amount of the Contingent Convertible Capital Securities under Article 23-2(1) hereof shall not exceed one (1) trillion Won, in any of the following cases

Amendment suggested to provide that the maximum issue amount of convertible bonds is to be aggregated with a sum of the maximum issue amount of convertible stocks and contingent convertible capital securities.

Articles 21 ~ 23	[No change]

Current Provisions	Proposed Amendments	Remarks
Article 23-2 [Newly established]

Article 23-2 (Issuance of Contingent Convertible Capital Securities)

(1) The Company may, by resolution of the Board of Directors, issue corporate bonds whose terms provide that they shall be convertible into common stock of the Company upon the occurrence of a contingency event as determined at the time of the issuance of such bonds based on reasonable and objective criteria; provided that the sum of the aggregate face value of such bonds and the issue amount of the convertible stocks under Article 11(4) and the issue amount of the convertible bonds under Article 20(1) hereof shall not exceed one (1) trillion Won (the “Contingent Convertible Capital Securities”).

(2) The Contingent Convertible Capital Securities shall be converted into registered common stock issued by the Company upon the occurrence of the event described in any of the sub-paragraphs of Article 23(2) and the detailed matters shall be determined by resolution of the Board of Directors.

(3) The terms and conditions for conversion not set forth in this Article such as the conversion price, etc. shall be as provided in the relevant laws, but the detailed matters with respect thereto shall be determined by resolution of the Board of Directors at the time of issuance of the Contingent Convertible Capital Securities.

(4) The Company may grant pre-emptive rights in proportion to the number of shares owned by the shareholders to the extent not exceeding the aggregate face value under Paragraph (1) and in the case of abandonment or loss of the pre-emptive right by any shareholder or fractional shares resulting from the allocation, the method for disposal thereof shall be determined by the resolution of the Board of Directors as set forth in the relevant laws.

(5) If the Company issues the Contingent Convertible Capital Securities to foreign investors, foreign or domestic financial institutions, institutional investors or partner companies, etc. for business reasons, such as introduction of advanced technology, improvement of financial structure or to provide financial support to the Company or its subsidiary, or strategic business alliance, etc., it may issue such securities to any person other than the shareholders of the Company to the extent not exceeding the aggregate face value under Paragraph (1).

(6) Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for the new shares issued upon conversion and the payment of the interest on the Contingent Convertible Capital Securities.

New insertion suggested to provide grounds for the issuance of contingent convertible bonds.

The maximum issue amount of contingent convertible capital securities is to be aggregated with a sum of the maximum issue amount of convertible bonds and convertible stocks.

Articles 24 ~ 35	[No change]
Article 36 (Officers) (1) [No change] (2) [Newly established]

Article 36 (Officers)

(2) In cases where the number of Outside Directors does not meet the quorum required for the establishment of the Board of Directors under paragraph (1) due to a cause such as resignation or death of any Outside Director, the Company shall appoint Outside Directors at the first General Meeting of Shareholders convened after the occurrence of such cause, to satisfy the requirements prescribed therein.

Inclusion of a new section is suggested to address the quorum requirement for meeting of the board of directors in case of shortage of Outside Directors
Articles 37 ~ 50	[No change]
Article 51 (Constitution of Audit Committee) (1)~(5) [No change] (6) [Newly established]

Article 51 (Constitution of Audit Committee)

(6) In cases where the number of the Audit Committee members does not meet the quorum required for the establishment of the Audit Committee under this Article due to a cause such as resignation or death of any member, the Company shall take actions at the first General Meeting of Shareholders convened after the occurrence of such cause, to satisfy the requirements.

Inclusion of a new section is suggested to address the quorum requirement for meeting of the Audit Committee in case of shortage of members.
Article 52 (Duties of Audit Committee) (1)~(5) [No change] (6) The Audit Committee shall approve the appointment of the external auditor.	Article 52 (Duties of Audit Committee) (6) The Audit Committee shall select the external auditor of the Company.	Amendment is suggested to reflect the change in the Act on the Act on External Audit of Stock Companies, Etc. to require a company’s audit committee to select the external auditor.
Articles 53 ~ 54	[No change]

Current Provisions	Proposed Amendments	Remarks

Article 55 (Preparation and Display of Financial Statements and Business Report)

(1)~(4) [No change]

(5) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director- Chairman shall make a public notice of the balance sheet, income statement, consolidated balance sheet and income statement pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.

Article 55 (Preparation and Display of Financial Statements and Business Report)

(5) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director- Chairman shall make a public notice of the balance sheet, income statement, consolidated balance sheet and income statement, and the opinion of an external auditor.

Amendment is suggested in accordance with the proposed amendment to Article 4 on the change of method for providing public notice (from newspaper to homepage on the website).

Article 56 (Appointment of External Auditor)

The Company shall appoint an external auditor with the approval of the Audit Committee and either report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment or notify the shareholders as of the date of the closing of the shareholders’ registry by email or written notice or make an announcement on the Company’s homepage.

Article 56 (Appointment of External Auditor)

The Company shall appoint the external auditor selected by the Audit Committee and either report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment or notify the shareholders or make a public announcement thereof as prescribed in the Enforcement Decree of the Act on External Audit of Stock Companies, Etc.

Amendment is suggested to reflect the change in the Act on the Act on External Audit of Stock Companies, Etc.
Addenda (1) ~ Addenda (12)

Addenda(1) ~ Addenda(11)

[No change]

[Added]

Addenda (13)

Article 1 (Effective Date) These Articles of Incorporation shall become effective as of the date of the 18th Ordinary General Meeting of Shareholders. Provided, however, that the amendments to Articles 10, 16, 17, 19 and 19-2 shall become effective as of September 16, 2019, the date of enforcement of the Enforcement Decree of the Act on Electronic Registration of Stocks, Bonds, Etc.

Agenda Item No. 3  Appointment of Directors (1 Non-Executive Director, 8 Outside Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 18th Annual General Meeting of Shareholders, the following 9 directors (1 Non-Executive Director, 8 Outside Directors) will seek the approval of appointment from shareholders.

•	Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Jin Ok-dong
•	Agenda Item No. 3-2 Outside Director Candidate : Mr. Park Ansoon
•	Agenda Item No. 3-3 Outside Director Candidate : Mr. Park Cheul
•	Agenda Item No. 3-4 Outside Director Candidate : Mr. Byeon Yang-ho
•	Agenda Item No. 3-5 Outside Director Candidate : Mr. Lee Manwoo
•	Agenda Item No. 3-6 Outside Director Candidate : Mr. Lee Yoon-jae
•	Agenda Item No. 3-7 Outside Director Candidate : Mr. Philippe Avril
•	Agenda Item No. 3-8 Outside Director Candidate : Mr. Huh Yong-hak
•	Agenda Item No. 3-9 Outside Director Candidate : Mr. Yuki Hirakawa

Overview

The Board of Directors is currently composed of 11 directors, 1 executive director and 1 non-executive director and 9 outside directors. The terms of 1 non-executive director(Mr. Wi Sung-ho) and 6 outside directors (Messrs. Park Cheul, Lee Manwoo, Lee Steven Sung-ryang, Yuki Hirakawa, Philippe Avril and Park Ansoon) will be completed in March 2019 on the date of the 18th Annual General Meeting of Shareholders. Mr. Park Byoung-dae revealed his intention to resign from the outside directorship for personal reasons on the date of 18th Annual General Meeting of Shareholders although his term has not been completed.

In keeping with best practice the Company has established the Corporate Governance and CEO Recommendation committee, the Board Steering Committee and the Outside Director Recommendations committee under the Board of Directors who recommend executive directors, non-executive directors and outside directors for the company respectively. In particular, the Outside Director Recommendations Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

Committee	Members
Corporate Governance and CEO Recommendation Committee	Chair: Park Byoung-dae (o) Members: : Park Cheul (o), Yuki Hirakawa (o), Philippe Avril(o), Kim Hwa-nam (o), Cho Yong-byoung
Board Steering Committee	Chair: Cho Yong-byoung Members: Lee Manwoo(o), Lee Steven Sung-ryang (o), Park Ansoon (o), Choi Kyong-rok (o)
Outside Director Recommendation Committee	Chair: Park Cheul(o) Members: Lee Steven Sung-ryang (o), Park Ansoon (o), Park Byoung-dae (o), Choi Kyong-rok (o)

(o) Indicates outside directors

Director Recommendations

The Board Steering Committee and Outside Director Recommendation Committee under the Board of Directors recommended 1 Non-Executive Director, Mr. Jin Ok-dong and 8 outside directors, of which 5 directors, Messrs. Park Ansoon, Park Cheul, Lee Manwoo, Philippe Avril and Yuki Hirakawa are to renew their terms.

The Board Steering Committee recommended Mr. Jin Ok-dong as non-executive directors for the Company. On February 26, 2019, the Board of Directors endorsed the nominee selected by the Board Steering Committee.

Messrs. Byeon Yang-ho, Lee Yoon-jae and Huh Yong-hak have been also newly nominated and recommended as outside directors by the Outside Director Recommendation Committee. On February 26, 2019, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

When considering independence, the committee calculates the length of service of an Outside Director by reference to the date of his or her election by shareholders following their appointment. The committee has determined that there are no relationships or circumstances which are likely to affect an Outside Director’s judgement and any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, member of senior management or any substantial or controlling shareholder of the Company. The committee, both prior to appointment and when nominating for re-election, enquires, and obtains assurance, that each Director is, or will be capable of, contributing the time both expected of them and unanticipated, should additional demands be placed on them. The committee has considered carefully the number of directorships held by Directors and has applied the same standard of enquiry for each of them. It is satisfied that all Directors, including Directors holding a greater number of appointments, have sufficient capacity to meet their commitments to the Company. Individual performance evaluations and assessment of contributions to Board discussion have confirmed that all of the Directors are performing effectively and demonstrate commitment to their roles. It is therefore the belief of the committee and the board that each of the Outside Directors is fully able to discharge his or her duties.

In addition to reviewing the candidates and their background individually, the committee also reviews the candidates in the context of the skills, expertise and background represented by other members of the Board of Directors. As such, the committee believes that collectively, the Board of Directors (including the outside director nominees) brings complimentary expertise and skills that are well aligned with requirements based on Company growth aspirations and strategy.

Accordingly, the Board of Directors recommends a vote “FOR” the election of the aforementioned candidates;

Members of the Board of Directors after the 18th AGM

Name	Director Classification	Gender	Date of Birth	Nationality	Professional	End of Tenure	Share Ownership	BoD Meeting Attendance Rate
Cho Yong-byoung	Executive Director	Male	Jun. 30, 1957	Korea	Finance	FY2019 AGM	0.00%	100%
Jin Ok-dong*	Non-Executive Director	Male	Feb. 21, 1961	Korea	Finance	FY2020 AGM	n.a	n.a
Park Ansoon	Outside Director	Male	Jan. 24, 1945	Korea	Business Administration	FY2019 AGM	-	100%
Park Cheul	Outside Director	Male	Apr. 27, 1946	Korea	Economics	FY2019 AGM	-	100%
Byeon Yang-ho*	Outside Director	Male	Jul. 30, 1954	Korea	Finance	FY2020 AGM	n.a	n.a
Lee Manwoo	Outside Director	Male	Nov. 22, 1954	Korea	Accounting	FY2019 AGM	-	100%
Lee Yoon-jae*	Outside Director	Male	Nov. 3, 1950	Korea	Finance	FY2020 AGM	n.a	n.a
Philippe Avril	Outside Director	Male	Apr. 27, 1960	France	Finance	FY2019 AGM	-	96.7%
Huh Yong-hak*	Outside Director	Male	Sep. 10, 1958	Korea	Finance	FY2020 AGM	n.a	n.a
Yuki Hirakawa	Outside Director	Male	Oct. 21, 1960	Japan	Business Administration	FY2019 AGM	0.00%	95.5%
Sung Jae-ho*†	Outside Director	Male	Mar. 18, 1960	Korea	Legal Affairs	FY2020 AGM	n.a	n.a
Kim Hwa-nam	Outside Director	Male	Dec. 07, 1945	Korea	Business Administration	FY2019 AGM	0.03%	100.0%
Choi Kyong-rok	Outside Director	Male	May 25, 1966	Korea	Information Technology	FY2019 AGM	0.19%	91.7%

*(Newly appointed)

† The appointment of Mr. Sung Jae-ho as an outside director is separately proposed in Agenda Item No. 4.

Outside Directors’ Skills and Qualifications

Name	Finance	Economy	Business Administration	Accounting	Legal Affairs	Consumer Protection	Information Technology	Global Business	Risk Management
Park Ansoon			O
Park Cheul	O	O	O
Byeon Yang-ho*	O	O	O				O
Lee Manwoo			O	O
Lee Yoon-jae*	O	O	O						O
Philippe Avril	O		O					O	O
Huh Yong-hak*	O		O					O
Yuki Hirakawa			O					O
Seong Jae-ho*					O	O
Kim Hwa-nam			O
Choi Kyong-rok			O				O

*(Newly appointed)

† The appointment of Mr. Sung Jae-ho as an outside director is separately proposed in Agenda Item No. 4.

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 17th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No.3-1 Non-Executive Director Candidate                      Mr. Jin Ok-dong

1.	Date of Birth………………………………	February 21, 1961
2.	Nominator…………………………………	Board Steering Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 20th AGM (2 years)
6.	Current Position…………………………...	Nominee for CEO of Shinhan Bank
7	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	MBA, Chung Ang University
10.	Main Work Experience
	2017 - 2018	Deputy President, Shinhan Financial Group
	2017 - 2017	Deputy President, Shinhan Bank
	2015 - 2016	CEO, Shinhan Bank Japan
	2008 - 2014	Head of Osaka Branch, Shinhan Bank Japan,
	2004 - 2008	Head of Treasury Department, Shinhan Bank

Reasons for recommendation

As a newly appointed nominee for Chief Executive Officer of Shinhan Bank, Mr. Jin is an experienced financial services executive and financial professional and has been nominated to serve on the Board because of his extensive experience in financial industry. Mr. Jin has held various positions at Shinhan Bank and Shinhan Financial Group, including CEO of Shinhan Bank Japan and Deputy President of Shinhan Financial Group. Additionally, through his time with the Company, Mr. Jin has gained experience across all of Shinhan’s business operations and proven his profound understanding of global business. Mr. Jin’s knowledge of the Company as well as the industry is highly valued and his expertise will be beneficial in all matters concerning the Board of Directors. Mr. Jin received B.A. in Business Administration from Korea National Open University and Master’s degree in Business Administration from Chung Ang University. The committee newly nominated him as a non-executive director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-2 Outside Director Candidate                         Mr. Park Ansoon

1.	Date of Birth………………………………	January 24, 1945
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	Chairman, Taisei Group Co., Ltd.
7	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	B.A. in Philosophy, Waseda University
10.	Main Work Experience
	2010 - current	Chairman, Taisei Group Co., Ltd.
	2012 - current	Chairman, the Korean Residents Union in Japan

Reasons for recommendation

Mr. Park is a successful Korean-Japanese entrepreneur and has been nominated to serve on the Board because of his expertise as an experienced executive in property related businesses for about 50 years in the industry. Mr. Park gained his extensive experience in the field in his roles as a CEO of Taisei and other executive positions at the company. During his term, Mr. Park stressed the importance of independence of the Board, emphasizing the founding principle of Shinhan, which is based on segregation between professional management and ownership. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-3 Outside Director Candidate                            Mr. Park Cheul

1.	Date of Birth………………………………	April 27, 1946
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 year)
6.	Current Position…………………………...	Former) Chairman & CEO, Leading Investment & Securities Co. Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	M.A. in Economics, New York University
10.	Main Work Experience
	2006 - 2013	Chairman & CEO, Leading Investment & Securities Co. Ltd.
	2004	Member of the committee, National Economy Advisory Council
	2003 - 2006	Outside Director, Korea Development Bank
	2000 - 2003	Senior Deputy Governor, Bank of Korea

Reasons for recommendation

Mr. Park is an expert in finance with a career as a Member of National Economy Advisory Council and served as a Senior Deputy Governor at Bank of Korea. Mr. Park’s services and experiences when we held various leadership positions will definitely bring to the Board extensive understanding of financial market and strategic expertise. In addition, as a chairperson of the Board of Directors, Mr. Park has contributed to establishing sustainable management practices through active involvement in many of the Board’s important decision-making processes. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-4 Outside Director Candidate                          Mr. Byeon Yang-ho

1.	Date of Birth………………………………	July 30, 1954
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 20th AGM (2 year)
6.	Current Position…………………………...	Company Advisor, VIG Partners
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A
9.	Education………………………………….	Ph.D. in Economics, Northern Illinois Univeristy M.A in Economics, Northern Illinois Univeristy B.A in International Trade, Seoul National University
10.	Main Work Experience
	2016 - Current	Company Advisor, VIG Partners
	2011 - 2015	Non-Executive Director, TongYang Life Insurance
	2005	Founder of Korean 1st Private Equity Fund, Vogo Fund
	2004 - 2005	President, Korea Financial Intelligence Unit
	1995 - 2004	Director, Bureau of Financial Policy, Ministry of Finance and Economy
	1990 - 1992	Senior Economist, International Monetary Fund

Reasons for recommendation

Mr. Byeon’s services as a former government official of Korean financial policy making body, Ministry of Finance and Economy, and outside director of TongYang Life Insurance will bring to the Board vision and insight into both current dynamic economic trends and Korean financial system. Especially his experiences and expertise in banking and insurance operations will be valuable to the company as the company is making continuing efforts into enhancing its operations in those sectors. He also showed his strong expertise in financial market when he established the 1st Korean Private Equity Fund in 2005. The Board believes his expertise and experiences will be a positive addition to the company considering the company has plans to further strengthen its capital market-related operation. In addition, Mr. Byeon also contributed to improving financial market system through an active involvement in a series of restructuring and system reforms since Asian financial crisis in 1997. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-5 Outside Director Candidate                          Mr. Lee Manwoo

1.	Date of Birth………………………………	November 22, 1954
2.	Nominator…………………………………	Outside Director Recommendation committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	Professor, Korea University Business School
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Business Administration from University of Georgia
10.	Main Work Experience
	1988 - current	Professor, Korea University Business School
	2007 – 2008	Chairman, Korean Accounting Association
	2006 – 2007	Chairman, Korean Academic Society of Taxation
	2001 – 2007	Committee member of Securities Listing, Korea Exchange

Reasons for recommendation

Mr. Lee is an expert in accounting and business administration, with a strong academic background as well as practical experience in various fields such as role as the president of Korea Accounting Association and President of Korea Academic Society of Taxation. Mr. Lee has given valuable insights and perspectives at his governmental advisory roles, including member as National Advisory Council, National Tax Administrative Commission, National Economic Council and as supervisory member of Financial Service Commission. And as a renowned professor, he shares important perspectives with the Board on accounting and business administration. Based on seasoned experience in accounting, he has served the Board as a chairperson to the Audit Committee upgrading the function and standards related to accounting, financial reporting and disclosure. In particular, he has contributed in enhancing transparency of the Group. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-6 Outside Director Candidate                         Mr. Lee Yoon-jae

1.	Date of Birth………………………………	November 3, 1950
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 20th AGM (2 years)
6.	Current Position…………………………...	Former) CEO, KorEI
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
10.	Main Work Experience
	2009 - 2015	Outside Director of LG
	2006 - 2012	Outside Director of KT&G
	2006 - 2008	Outside Director of S-Oil
	2001 - 2010	Chief Executive Officer, KorEI
	2000 - 2006	Outside Director of Samsung Fire and Marine Insurance
	2000 - 2006	Non-Executive Director, Korea First Bank
	1999 - 2003	Company Advisor, Kim&Chang Law Firm
	1998 - 1999	Secretary of Chief Economist, Office of President
	1980 - 1994	Secretary General of Deputy Prime Minister, Economic Planning Board

Reasons for recommendation

Mr. Lee has successfully held various outside directorships in many renowned Korean enterprises, such as LG, KT&G, S-Oil and Korea First Bank. Through his directorships in various sectors such as banking, insurance, energy and consumer staples, he has acquired profound understanding of outside director’s best practices in order to ensure a company’s sustainable corporate governance and enhance shareholder value. Considering his services as a former government official in turbulent economic cycle, the Board believes that his macroeconomic perspective will benefit the Group in time of uncertainties. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-7 Outside Director Candidate                          Mr. Philippe Avril

1.	Date of Birth………………………………	April 27, 1960
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	Chairman & Representative Director BNP Paribas Securities(Japan) Ltd., Chief Country Officer BNP Paribas, Tokyo Branch
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	96.7%
9.	Education………………………………….	M.A. in Economics from Universite de Paris Dauphine
10.	Main Work Experience
	2017 - current	Chairman & Representative Director BNP Paribas Securities(Japan) Ltd.
	2011 - 2017	CEO & Representative Director BNP Paribas Securities(Japan) Ltd.
	2012 - current	Chief Country Officer BNP Paribas, Tokyo Branch

Reasons for recommendation

Mr. Avril is an expert in finance joining the industry as a derivatives trader in Paris in 1985. He has worked as a specialist of financial derivatives and as a member of general management at Banque Indosuez, Deutsche Bank, Dai-Ichi Kangyo Bank, Commerzbank and the Royal Bank of Scotland in offices including Paris, Tokyo, New York, Frankfurt and Hong Kong. Mr. Arvil’s experiences and insights into global financial market will enable the company to pick up on changes and trends in Asian market, including Japan, at the earliest stage and provide an opportunity to proactively respond as the company plans to expand its overseas operation as a part of long-term strategy. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-8 Outside Director Candidate                         Mr. Huh Yong-hak

1.	Date of Birth………………………………	September 10, 1958
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 20th AGM (2 years)
6.	Current Position…………………………...	CEO, First Bridge Strategy Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Master of International Affairs, Columbia University B.A in Political Science, Korea University
10.	Main Work Experience
	2015 - Current	CEO, First Bridge Strategy Ltd.
	2008 - 2014	CIO of Alternative Investment, Hong Kong MonetaryAuthority
	2004 - 2008	Executive Director of Asia Investment Banking Division, HSBC
	2003 - 2004	Managing Director, Olympus Capital Investment
	1985 – 2003	Executive Director of Asia M&A Division, JP Morgan

Reasons for recommendation

Mr. Huh is a proven financial expert with an established record as an investment professional backed by vast experiences in global investment banking. He is an avid believer of establishing transparent and trustworthy societal structure through a consistent and reliable financial policy. As the company is focusing on strengthening capital market capabilities and investment banking fields, the Board believes that Mr. Huh will bring to the Board an extensive knowledge of global capital market, decades of investment experiences and risk management expertise. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No.3-9 Outside Director Candidate                         Mr. Yuki Hirakawa

1.	Date of Birth………………………………	October 21, 1960
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	CEO, Primer Korea LLC
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	95.5%
9.	Education………………………………….	B.A. in Spanish, Osaka University
10.	Main Work Experience
	2013 - current	CEO, Primer Korea LLC
	1994 - 2012	CEO, Hirakawa Industry Development Co., Ltd

Reasons for recommendation

Mr. Hirakawa is a successful Korean-Japanese entrepreneur and expected to share his various experience and seasoned expertise as a businessman with approximately 30 years’ experience in overseas markets, such as Japan, Singapore and China. The experience he has gained in his role as a CEO of Hirakawa Industry Development enables him to provide an important perspective to the Board’s discussions on International business. Mr. Hirakawa has contributed much in improving corporate governance standards based on his seasoned experiences on business operations across numerous Asian countries. The committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No. 4  Appointment of Outside Director who will serve as Audit Committee Member

Voting Item(s)

Pursuant to Article 382 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 18th Annual General Meeting of Shareholders 1 outside director who will serve as audit committee member will seek the approval of appointment from shareholders.

•	Agenda Item No. 4 Outside Director Candidate : Mr. Sung Jae-ho

We have separated the agenda to reflect Article 19 of the Act on Corporate Governance of Financial Companies entered into force on Aug. 1, 2016. Article 19, Paragraph 1, Subparagraph 5 of the Act on Corporate Governance of Financial Companies define as follow
“Every Financial company shall appoint at least one outside director who will serve as an audit committee member separately, apart from other directors.”

The Outside Director Recommendation Committee under the Board of Directors recommended Mr. Sung Jae-ho to renew his term as an outside director. At the same time the Audit Committee Member Recommendation Committee under the Board of Directors recommended Mr. Sung Jae-ho as an Audit Committee Member.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors. On February 26, 2019, the Board of Directors endorsed the nominee selected by the Outside Director Recommendation Committee and the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the aforementioned candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 17th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No.4 Outside Director who will serve as Audit Committee Member  Mr. Sung Jae-ho

1.	Date of Birth………………………………	March 18, 1960
2.	Nominator…………………………………	Outside Director Recommendation committee, Audit Committee Member Recommendation
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 20th AGM (2 years)
6.	Current Position…………………………...	Professor, Sung Kyun Kwan University School of Law
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Ph.D. in Law, Sung Kyun Kwan University Masters in Law, Sung Kyun Kwan University Bachelor of Laws, Sung Kyun Kwan University
10.	Main Work Experience
	1994 - current	Professor, Sung Kyun Kwan University School of Law
	2018 - 2019	Outside Director, NICE Holdings
	2015 - 2019	Outside Director, Shinhan Card
	2015	Chairman, Korean Council of International Law
	2009 - 2010	Director, Korean Society of International Economic Law

Reasons for recommendation

Mr. Sung is a legal expert with a career as a professor at Sung Kyun Kwan University. He served as a policy advisor of Ministry of Unification in 2009 and Ministry of Foreign Affairs and Trade in 2002. In addition, Mr. Sung served as an outside director at Shinhan Card(2015-2019) where his commitments and insights were widely acknowledged. The Board believes his legal expertise and valuable work ethics he showed during his term were priceless. The committee newly nominated and recommended him as an outside director who will serve as audit committee member as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

Agenda Item No. 5  Appointment of Audit Committee Member (2 members)

Voting Item(s)

Pursuant to Article 542.12 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 38 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

•	Agenda Item No. 5-1 Audit Committee Member Candidate : Mr. Lee Manwoo
•	Agenda Item No. 5-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

Among the existing outside director candidates, Messrs. Lee Manwoo and Lee Yoon-jae were recommended as candidates of the Audit Committee Members for fiscal year 2019 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

Agenda Item No.5-1 Audit Committee Member Candidate                   Mr. Lee Manwoo

1.	Date of Birth………………………………	November 22, 1954
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	Professor, Korea University Business School
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Business Administration from University of Georgia
10.	Main Work Experience
	1988 - current	Professor, Korea University Business School
	2007 – 2008	Chairman, Korean Accounting Association
	2006 – 2007	Chairman, Korean Academic Society of Taxation
	2001 – 2007	Committee member of Securities Listing, Korea Exchange

Reasons for recommendation

Mr. Lee is an expert in accounting and business administration, with a strong academic background as well as practical experience in various fields such as role as the president of Korea Accounting Association and President of Korea Academic Society of Taxation. Mr. Lee has given valuable insights and perspectives at his governmental advisory roles, including member as National Advisory Council, National Tax Administrative Commission, National Economic Council and as supervisory member of Financial Service Commission. And as a renowned professor, he shares important perspectives with the Board on accounting and business administration. Based on seasoned experience in accounting, he has served the Board as a chairperson to the Audit Committee upgrading the function and standards related to accounting, financial reporting and disclosure. In particular, he has contributed in enhancing transparency of the Group. The committee nominated and recommended him as an outside director as he is expected to further contribute to best practices of Audit Committee, and in turn, the development of the Company.

Agenda Item No.5-2 Audit Committee Member Candidate                   Mr. Lee Yoon-jae

1.	Date of Birth………………………………	November 3, 1950
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.27, 2019 until the 19th AGM (1 years)
6.	Current Position…………………………...	Former) CEO, KorEI
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
10.	Main Work Experience
	2009 - 2015	Outside Director of LG
	2006 – 2012	Outside Director of KT&G
	2006 - 2008	Outside Director of S-Oil
	2001	Chief Executive Officer, KorEI
	2000 - 2006	Outside Director of Samsung Fire and Marine Insurance
	2000 - 2006	Non-Executive Director, Korea First Bank
	1999 - 2003	Company Advisor, Kim&Chang Law Firm
	1998 - 1999	Secretary of Chief Economist, Office of President
	1980 - 1994	Secretary General of Deputy Prime Minister, Economic Planning Board

Reasons for recommendation

Mr. Lee has successfully held various outside directorships in many renowned Korean enterprises, such as LG, KT&G, S-Oil and Korea First Bank. Through his directorships in various sectors such as banking, insurance, energy and consumer staples, he has acquired profound understanding of outside director’s best practices in order to ensure a company’s sustainable corporate governance and enhance shareholder value. Considering his services as a former government official in turbulent economic cycle, the Board believes that his macroeconomic perspective will benefit the Group in time of uncertainties. The committee nominated and recommended him as an outside director as he is expected to further contribute to best practices of Audit Committee, and in turn, the development of the Company.

Agenda Item No.6  Approval of the Maximum Limit on Director Remuneration

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2016~FY2019(in KRW)

FY2019(proposed)	FY2018(Approved)	FY2017(Approved)	FY2016(Approved)
3.5 billion*	3.5 billion	3.5 billion	3.5 billion

KRW 3.5 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 13 directors, including 11 outside directors, of the Company for fiscal year 2019. For your reference the limitation for fiscal year 2018 for 12 directors, including 10 outside directors, was also KRW 3.5 billion.

* the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2019 be set as 22,178 shares, provided that payments accrued in relation thereto shall be made in fiscal year 2023. The number of performance shares will range from 0% to 100% of 22,178 shares and depend on the performance for the four-year performance period, January 1, 2019 through December 31, 2022. The performance measures include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity relative to a pre-established target.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2019 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held.

Assessment and Compensation

The Compensation Committee and the board of directors decide the reward system for internal directors. A variable amount of compensation is determined by reflecting the group’s annual performance as well as long-term outcome. The board of directors determines compensation for external directors, and the amount of compensation varies according to the degree of participation in the board of directors and subcommittees. The annual limit for directors’ compensation is approved at the shareholders’ meeting every year, and the board of directors makes decisions on the details within the limit. For internal directors, a Compensation Committee solely consisting of external directors makes additional assessment on the details of the system for compensating the group’s management board, including internal directors.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2018. As of the record date, there are 474,199,587 shares outstanding and 470,650,928 shares, excluding treasury shares, are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4, 5 and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2, Approval of Revision to Articles of Incorporation, shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.	Members of the Board of Directors after the 18th Annual General Meeting of Shareholders

Before AGM	After AGM
		Initially Appointed on	Reappointed on	End of Tenure
Executive Director	Executive Director
Cho Yong-byoung	Cho Yong-byoung	March 23, 2017		FY 2019 AGM

Non-Executive Director	Non-Executive Director
Wi Sung-ho	Jin Ok-dong	March 27, 2019		FY 2019 AGM
Outside Directors*	Outside Directors*
	Byeon Yang-ho	March 27, 2019		FY 2020 AGM
Park Cheul†	Park Cheul	March 25, 2015	March 27, 2019	FY 2019 AGM
Lee Manwoo†	Lee Manwoo	March 26, 2014	March 27, 2019	FY 2019 AGM
Lee Steven Sung-ryang	Sung Jae-ho	March 27, 2019		FY 2020 AGM
Yuki Hirakawa†	Yuki Hirakawa	March 25, 2015	March 27, 2019	FY 2019 AGM
Philippe Avril†	Philippe Avril	March 25, 2015	March 27, 2019	FY 2019 AGM
Park Ansoon†	Park Ansoon	March 23, 2017	March 27, 2019	FY 2019 AGM
Joo Jaeseong	Huh Yong-hak	March 27, 2019		FY 2020 AGM
Kim Hwa-nam	Kim Hwa-nam	March 22, 2018		FY 2019 AGM
Park Byoung-dae	Lee Yoon-jae	March 27, 2019		FY 2020 AGM
Choi Kyong-rok	Choi Kyong-rok	March 22, 2018		FY 2019 AGM

* Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons "specially related" to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.

† indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Corporate Governance Overview

Principle and Policy of Governance Structure

In order to promote long-term development of the group, and to protect the profits of stakeholders such as shareholders and financial consumers, Shinhan Financial Group strives to acquire transparency, integrity, and stability and to possess a governance structure, which reflects the group’s history of growth and organizational culture. As a result, Shinhan Financial Group received an integrated assessment grade of A+ for 4 consecutive years at ‘2018 Award on Companies with Outstanding Governance Structure’ conducted by the Korea Corporate Governance Service. Korea Corporate Governance Service cited that the reasons for the award was the group’s stable and sustainable corporate governance structure by operating various expert committees and establishing effective Chairman and CEO succession process. The company’s principles and policies on governance structure are as follows.

Transparency

Every year, the company discloses its annual report on governance structure on the company website. The annual report on governance structure includes all internal regulations, such as the articles of incorporation and regulations for the board of directors and its subcommittees, as well as all activities by the board of directors and the subcommittees. The company has adopted a “cumulative voting system” to protect minority shareholders’ rights and enhance shareholders’ rights. It promotes the “exercise of voting right in writing” to guarantee active voting by shareholders, especially in connection with general meeting of shareholders. The company also provides real-time videos of its general meeting of shareholders to provide information from these meetings in a fair and timely manner.

Soundness

For soundness of corporate governance, the Company has formed and runs an independent and professional board of directors. These directors are chosen for their expertise, and they dutifully comply with applicable laws such as the Commercial Act and the Financial Holding Companies Act and its internal regulations such as the Articles of Incorporation, Internal Code of Corporate Governance, and Board of Directors Regulation.

The Company has also reflected the Act on Corporate Governance of Financial Companies (“Corporate Governance Act”) in its corporate governance, as well as the recommendations made by the Model Corporate Governance in connection with the Board, and dutifully complies with them.

Stability

In order to ensure stable governance structure through checks and balances among its constituents, the company has delegated its decision-making and operation to the Board and the management respectively and the management reports the status of their execution of duties to the board. Outside directors account for 82% of the Board, which is greatly in excess of the 50% requirement by law, ensuring that the board of directors can check the powers of the management. The company also actively promotes the Board’s outside directors-centered activities by filling a majority of each subcommittee with outside directors. The average percentage of outside directors in subcommittee is 93%.

The Board is granted the authorities to appoint and dismiss Chairman and CEO(executive director) and senior management so that it can actually check the management. Outside directors have the authority to request data, advisory services, etc., and the company has the obligation to provide this information to outside directors. As for checks against outside directors, they will be given 2-year terms of office when elected the first time. Thereafter they will be given 1-year terms of office. This ensures that only outside directors that have dutifully executed their duties will have the chance of being re-elected by the general meeting of shareholders.

Diversity and Expertise

The Internal Code of Corporate Governance of the Company specifies the “principle of diversity” in the composition of the Board. These principles keep the Board from sharing a specific common background or advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography.

In its actual operations, the Board consists of members with diverse expertise that help to drive our strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented.

The composition of the Board evenly covers 6 areas (finance, business administration, economy, law, accountings and information technology) mentioned in the Act on Corporate Governance of Financial Companies as expertise requirements. Considering financial holding companies’ characteristics, which cover all sectors of the financial industry, the company endeavors to elect outside directors with expertise across multiple areas. The company also considers diverse recommendation channels and perspectives in regard to the Board’s composition and the selection of outside director candidates. The company is managing the outside director candidate pool based on recommendations by various channels.

Governance Structure which Reflects the Growth History and Organizational Culture of the Group

The Company began as Shinhan Bank, which was founded in July 1982 as “the first bank in Korea to be formed solely with private capital” It was born out of the patriotism of 341 Korean national shareholders residing in Japan (100% shareholding, with equity capital of 25.9 billion won). Shinhan Financial Group, launched in 2001 as “the first privately-held financial holding company in Korea,” the Company successfully laid out the foundation for a new leap into the future, along with its partnership with BNP Paribas Group, a global financial group. Members of the Board are chosen to reflect the history of growth and organizational culture of the Group in corporate governance. Outside directors include Koreans nationals, who serve residing in Japan and specialize in management, represent the Group’s founding spirit. Finance specialists who are recommended by the BNP Paribas Group, the company’s strategic partner, also act as members of the Board.

Governance Structure

Procedure and criteria for appointing outside directors

Outside directors are appointed at general meeting of shareholders based on the recommendations of the Outside Director Recommendation Committee. The company tries to take into account the diversity of a director candidate’s perspectives, background, qualifications and expertise that an individual director candidate contributes to the diversity of the Board as a whole in order to ensure the Board fulfills its duties and oversees the company’s strategy. Evaluation Criteria for appointing outside directors include:

△whether the candidate possesses sufficient practical experience or professional knowledge on areas needed for business, such as;

Skills/Qualifications	Description
Finance	Understanding of financial market, reporting, and management strategies
Economy	Ability to interpret macro-economic trends and events
Management	Current or past leadership roles as top or senior executives
Accounting	Accounting expertise overseeing the integrity of financial reporting
Technology	Experience with or oversight of information system, fin-tech or privacy, cyber security and their related risks
Legislation	Legislative experiences gained as policy practitioners and legal professionals, or from the academia and relevant associations

△whether the candidate can conduct his or her tasks fairly to ensure profits for all shareholders and financial consumers without being tied by certain interests, and

△whether the candidate possesses the personal attributes such as integrity, a sense of ethics and responsibility, a collaborative spirit to engage that are appropriate for conducting the business. Under a fair and transparent procedure, the Outside Director Recommendation Committee assesses whether the candidates satisfy conditions set by relevant legislation and norms, and recommends them as candidates for outside directors. If necessary, it utilizes recommendations from outside the company, such as shareholders, stakeholders, and external consulting institutions, as much as possible.

Monitoring and Supervising Conflicts of Interest

Article 4 Clause 1 No. 6 of the internal norm grants ‘monitoring activities regarding conflict of interest between the company and dominant shareholders, employees, etc.’ under the authority of the board of directors. Article 10 Clause 1 No. 7 of the board of directors’ regulation stipulates ‘approval on transactions between directors and the company’ as a matter to be decided by the board of directors. In the current board of directors, the President and CEO of Shinhan Bank resides as a non-executive director. Consequently, a transaction occurring between Shinhan Financial Group and Shinhan Bank implies that a transaction is occurring between a director of Shinhan Financial Group and Shinhan Bank. In order to monitor such activities regarding conflict of interest, the voting right of the President and CEO of Shinhan Bank, the non-executive director, is restricted for the relevant case, and the decision is made through a special resolution, which requires approval by over 2/3 of present directors.

V.	Board and Committee Structure

Board Structure

The Board of Directors is responsible for the oversight of the management and the stewardship of the business on behalf of our shareholders. The Board and its committees meet throughout the year to: (i) review and, where appropriate, approve strategy, business and financial planning and performance, risk, control and financial reporting and audit matters, compensation and management development, corporate culture and public responsibility matters; and (ii) provide oversight and guidance to, and regularly assess the performance of, the Chief Executive Officer. The Board’s structure is designed to strike a balance between Board effectiveness and independent judgment absent any vested interest. The Board formally reviews its leadership structure on an annual basis as part of its self-assessment scheme.

Committees of the Board of Directors

There are currently eight management committees that serve under the board:

•	The Governance and CEO Recommendation Committee;
•	The Board Steering Committee;
•	The Audit Committee;
•	The Outside Director Recommendation Committee;
•	The Risk Management Committee;
•	The Remuneration Committee;
•	The Audit Committee Member Recommendation Committee; and
•	The Corporate Social Responsibility Committee

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 26, 2019. One of the outside directors, Mr. Joo Jaeseong, resigned on December 26, 2018. Since the 17th Annual General Meeting of Shareholders, he served the Board of Directors as a member of Audit Committee, Remuneration Committee and Risk Management Committee and his attendance rate during his term was 100%. Each committee member for FY 2019, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 18th Annual General Meeting of Shareholders;

Committee	Objective	Members	Meetings attended/ Meetings scheduled to attend	Attendance Rate

Governance and CEO Recommendation Committee†

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

		Chair Park Byoung-dae (o)	2/3	67%
		Park Cheul (o)	3/3	100%
		Yuki Hirakawa (o)	5/5	100%
		Philippe Avril (o)	5/5	100%
		Kim Hwa-nam (o)	3/3	100%
		Cho Yong-byoung	5/5	100%
Board Steering Committee†	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	Chair Cho Yong-byoung	3/3	100%
		Lee Steven Sung-ryang (o)	3/3	100%
		Lee Manwoo (o)	3/3	100%
		Park Ansoon (o)	3/3	100%
		Choi Kyong-rok (o)	3/3	100%
Audit Committee†	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	Chair Lee Manwoo (o)	12/12	100%
		Lee Steven Sung-ryang (o)	12/12	100%
		Park Byoung-dae (o)	5/8	62.5%
Outside Director Recommendation Committee†	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	Chair Park Cheul (o)	8/8	100%
		Park Ansoon (o)	8/8	100%
		Lee Steven Sung-ryang (o)	3/3	100%
		Park Byoung-dae (o)	3/4	75%
		Choi Kyong-rok (o)	4/4	100%
Risk Management Committee†	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	Chair Park Cheul (o)	9/9	100%
		Philippe Avril (o)	8/9	88.9%
		Choi Kyong-rok (o)	6/7	85.7%
Remuneration Committee†	This committee is responsible for reviewing and approving the management’s evaluation and Remuneration programs.	Chair Park Byoung-dae (o)	2/2	100%
		Park Cheul (o)	2/2	100%
		Lee Manwoo (o)	-	-

Audit Committee Member Recommendation Committee†	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	All outside Directors (o)	1/1	100%
Corporate Social Responsibility Committee†	The committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.	Chair Lee Steven Sung-ryang (o)	3/3	100%
		Park Ansoon (o)	3/3	100%
		Lee Manwoo (o)	3/3	100%
		Yuki Hirakawa (o)	3/3	100%
		Cho Yong-byoung	3/3	100%

† indicates committees with a majority of outside directors as committee members

(o) indicates outside directors

VI.	Related Party Transactions

Transactions with largest Shareholders

According to the Article 45-2, 45-3 of Financial Holding Companies Act, we announced matters regarding the credit grants to the major shareholders and we also disclosure the acquisition of the stocks issued by the major shareholders of the company on our website on a quarterly basis.

There are no credit grants to the National Pension Service or no acquisition of the stocks issued by the NPS, which is the largest shareholder of our company as of Dec. 31, 2018.

Related party transactions with subsidiaries

Loans to Subsidiaries (in KRW bil.)	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2018)	Decrease	Increase	Ending Balance (Dec. 31, 2018)
Shinhan Card	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	150	-	-	150
	KRW	2017-04-20	2022-04-20	2.21%	100	-	-	100
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	50
	KRW	2018-02-22	2023-02-22	2.90%	-	-	50	50
Shinhan Capital	KRW	2013-01-18	2018-01-18	3.18%	50	80	-	-
	KRW	2013-09-05	2018-09-05	3.61%	80	80	-	-
	KRW	2014-01-27	2019-01-27	3.60%	50	-	-	50
	KRW	2016-03-16	2021-03-16	1.90%	50	-	-	50
	KRW	2016-04-27	2019-04-27	1.63%	100	-	-	100
	KRW	2017-03-22	2022-03-22	2.22%	50	-	-	50
	KRW	2017-04-20	2022-04-20	2.21%	50	-	-	50
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	50
	KRW	2017-08-24	2022-08-24	2.37%	50	-	-	50
	KRW	2018-01-22	2023-01-22	2.75%	-	-	50	50
Shinhan Alternative Investment	KRW	2017-11-22	2018-11-21	2.24%	5	5	-	-
	KRW	2018-11-21	2019-11-20	2.36%	-	-	5	5
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-	50
	KRW	2017-06-23	2022-06-23	2.27%	50	-	-	50
Total					1,235	135	155	1,255

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 11th of March, 2019.

Actual date of disclosure that is scheduled on 11th of March, 2019 may be subject to change.

Please refer to Exhibit 99.1 and 99.2 for separate financial statements and consolidated financial statements of Shinhan Financial Group respectively

EXHIBIT INDEX

Exhibit No.	Description
99.1	Separate Financial Statements
99.2	Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO.,  LTD.

Date: February 26, 2019

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer